FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934



For  the  month  of  May,  2003

     COMMISSION FILE NUMBER 0-31082
     ------------------------------


                                  VI GROUP PLC
                                  ------------
                 (Translation of registrant's name into English)

        THE MILL, BRIMSCOMBE PORT, STROUD, GLOUCESTERSHIRE GL-52QG,  U.K.
        -----------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F X    Form 40-F
                                      -

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate  by  check  mark  whether  the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes    No X
                                              -

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                EXPLANATORY NOTE

PURPOSE  OF  FILING

The following is a copy of Registrant's Notice of Annual General Meeting sent by Registrant to its shareholders with respect to Registrant's Annual General Meeting to be held on June 12, 2003:

                                  VI GROUP plc

                             ANNUAL GENERAL MEETING

                                  FORM OF PROXY

     FOR USE BY A HOLDER OF ORDINARY SHARES AT THE ANNUAL GENERAL MEETING OF THE COMPANY TO BE HELD AT The Mill, Brimscombe Port, Stroud, Gloucestershire GL5 2QG on 12 June 2003 OR AT ANY ADJOURNMENT THEREOF.

IN  BLOCK  CAPITALS  PLEASE

I/We,
     ---------------------------------------------------------------------------

--------------------------------------------------------------------------------

Of,
   -----------------------------------------------------------------------------

--------------------------------------------------------------------------------

being (a) holder(s) of Ordinary shares of 0.5 pence each in the capital of the

Company HEREBY APPOINT the Chairman of the Meeting (see Note 1) or
                                                                  --------------

--------------------------------------------------------------------------------
to be my/our proxy to vote for me/us on my/our behalf in respect of my/our Ordinary shares at the Annual General Meeting of the Company to be held on 12 June 2003 and at any adjournment thereof.

I/We direct that my/our votes be cast on the resolution set out in the Notice convening such Annual General Meeting as indicated by an X in the appropriate box below (see Note 2).

Signature(s)  (see  note  (5))
                              --------------------------------------------------

Dated  this                       day  of                                   2003
            ---------------------         ---------------------------------

--------------------------------------------------------------------------------
|             RESOLUTIONS                                     FOR     AGAINST
--------------------------------------------------------------------------------
|1.  To receive the Directors' report and the financial    |        |          |
|    statements  for  the  year ended 31 December 2002.    |        |          |
--------------------------------------------------------------------------------
|2.  To  re-appoint  Donald  Babbs  as  a  Director.       |        |          |
--------------------------------------------------------------------------------
|3.  To  re-appoint  Moore  Stephens as auditors and to    |        |          |
|    fix  their  remuneration.                             |        |          |
--------------------------------------------------------------------------------
|4.  To  authorise  the  Directors to re-allot relevant    |        |          |
|    securities within the meaning of Section 80 of the    |        |          |
|    Companies  Act  1985.                                 |        |          |
--------------------------------------------------------------------------------
|5.  To  authorise  the  Directors  to  allot  equity      |        |          |
|    securities within the meaning of Section 95 of the    |        |          |
|    Companies  Act  1985.                                 |        |          |
--------------------------------------------------------------------------------

Notes:
1. You may appoint a person other than the chairman of the meeting as your proxy by entering the name and address of the person you wish to appoint in the space provided and deleting the words "the chairman of the meeting, or". A proxy need not be a member of the Company. The chairman of the meeting will act as your proxy if no other name is inserted.
2. Please indicate how the proxy is to vote by placing an X in the appropriate box opposite the resolutions.
3. If no indication is given, the proxy will vote or abstain at his discretion on the resolution and on any other business (including amendments to resolutions) which comes before the Meeting.
4. This form of proxy duly completed must, in order to be valid for use at the meeting, be deposited together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, at the Company's registrars, Capita IRG plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, not less than 48 hours before the time of the Meeting at which the person(s) named above as proxy proposes to vote.
5. A Corporation may execute either under seal or under the hand of an officer duly authorised.
6. In the case of joint holders of shares, any one of such holders may vote but, if two or more joint holders are present in person or by proxy, the vote of the senior will be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority will be determined by the order in which the names stand in the register.
7. A member may appoint as his proxy any one or more persons, whether members of the Company or not.


                                              Printed by Folium www.folium.co.uk

----------------------------
|  BUSINESS REPLY SERVICE  |
|  License No. ANG. 1468   |
----------------------------


                                CAPITA IRG plc
                                THE REGISTRY
                                34 BECKENHAM ROAD
                                BECKENHAM
                                KENT
                                BR3 4TU

                                                        VI GROUP plc
                                                        THE MILL
    VI                                                  BRIMSCOMBE PORT
      GROUP                                             STROUD
  [GRAPHIC OMITTED}                                     GLOUCESTERSHIRE GL5 2QG
                                                        ENGLAND
                                                        TEL: +44 (0) 1453 732900
                                                        FAX: +44 (0) 1453 887444
                                                        E MAIL: VERO@VERO.CO.UK

20  May  2003

Dear  Shareholder,

ANNUAL  GENERAL  MEETING

I am pleased to invite you to the fifth AGM of VI Group plc. As in previous years, the formal business will be accompanied by a presentation to shareholders, and will be followed by a buffet lunch.

Documentation is enclosed with this letter providing details of the resolutions to be proposed at the meeting.

The meeting will be held at the Group's head office at the above address on 12 June 2003, with the following timetable:

                       11:30  a.m.       Welcome/Coffee
                       12:00  p.m.       Presentation to shareholders
                       12:30  p.m.       AGM official business
                        1:00  p.m.       Buffet lunch

So that we can make appropriate catering arrangements and ensure that we can accommodate all of our shareholders who would like to attend, I would be most grateful if you could complete and return the attendance card attached below. If you would prefer to confirm by phone, or require details of how to find our offices, please contact Kerry Huntley on 01453 732900.

I look forward to meeting you on the day.

Yours  sincerely

Stephen  Palframan
Chairman



VI  GROUP  plc

AGM  ATTENDANCE  CARD

I/We being (a) member(s) of the above named Company will be attending the AGM on 12 June 2003

Name(s):                                     Address:
        -----------------------------------          ---------------------------

-------------------------------------------  -----------------------------------

-------------------------------------------  -----------------------------------

-------------------------------------------  -----------------------------------

----------------------------
|  BUSINESS REPLY SERVICE  |
|  License No. ANG. 1468   |
----------------------------



                                CAPITA IRG plc
                                THE REGISTRY
                                34 BECKENHAM ROAD
                                BECKENHAM
                                KENT BR3 4TU

                                       VI
                                      GROUP
                                [GRAPHIC OMITTED]

                        NOTICE OF ANNUAL GENERAL MEETING

                        NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the ANNUAL GENERAL MEETING of VI GROUP PLC will be held at The Mill, Brimscombe Port, Stroud, Gloucestershire GL5 2QG on 12 June
2003 at 12:30 p.m. to consider and, if thought fit, to pass, the following resolutions:

                              ORDINARY RESOLUTIONS

1. That the Company's financial statements for the year ended 31 December 2002, together with the accompanying Directors' and auditor's reports, be and are hereby received and adopted.

2. That Donald Babbs, who retires in accordance with Article 72, being eligible, be re-elected as a Director of the Company.

3. That Moore Stephens be re-appointed as auditors to the Company and that the Directors be authorised to fix their remuneration.

4. That the Directors be and are hereby generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 ("the Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) up to an aggregate nominal amount of 100,000. This authority shall expire at the conclusion of the next Annual General Meeting or, if earlier, on the date fifteen months following the passing of this Resolution, save that before such expiry, the Company may make any offer or agreement which would or might require relevant securities to be allotted after such expiry, and notwithstanding such expiry, the Directors may allot relevant securities in pursuance of any such offer or agreement. By the passing of this Resolution, all unexercised authorities previously granted to the Directors to allot relevant securities be and are hereby revoked.

                               SPECIAL RESOLUTION

5. That, subject to the passing of Resolution 4, the Directors be and are hereby generally empowered in accordance with Section 95 of the Companies Act 1985 ("the Act") to allot equity securities (as defined in Section 94(2) of the Act) of the Company for cash pursuant to the general authority conferred by Resolution 4 above as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to:

     (i) the allotment of equity securities in connection with an offer of securities open for acceptance for a period fixed by the Directors, to the holders of ordinary shares on the register on any fixed record date in proportion to their holdings of ordinary shares, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising under the laws of, or the requirements of any regulatory body or any stock exchange in, any territory; and

     (ii) the  allotment  of  equity  securities (otherwise than pursuant to (i)
          above)  up  to  an  aggregate  nominal  amount  of  75,000 and this power shall expire at such time as the general authority conferred on the Directors by Resolution 4 above expires, provided that, before the expiry of this power, the Company may make an offer or agreement which would or might require equity securities to be allotted after such expiry and, notwithstanding such expiry, the Directors may allot equity securities in pursuance of any such offer or agreement.

By Order of the Board                                         Registered Office:

                                                              The Mill

S.  PALFRAMAN                                                 Brimscombe Port

Secretary                                                     Stroud

                                                              Gloucestershire

Dated 20 May 2003                                             GL5 2QG






Notes:


1. Any member entitled to attend and vote at the above meeting is entitled to appoint more than one proxy to attend and, on a poll, to vote in his stead. A proxy need not be a member of the Company. Completion of a form of proxy will not preclude a member from attending and voting at the meeting in person should he subsequently decide to do so.

2. A form of proxy is enclosed. Any form of proxy and power of attorney or other authority under which it is signed, or a notarially certified or office copy of such power or authority, in order to be valid, must reach the Company's Registrars, Capita IRG plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not less than 48 hours before the time of the meeting.

3. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only holders of shares in the capital of the Company at 5:00 pm on 10 June 2003 or 48 hours before any adjourned meeting are entitled to attend and vote at the meeting or any adjourned meeting. Changes to entries on the relevant register of securities after such times shall be disregarded in determining the rights of any person to attend and vote at the meeting.

        EXPLANATION OF RESOLUTIONS PROPOSED AT THE ANNUAL GENERAL MEETING

RE-ELECTION  OF  DIRECTORS

Resolution  2
In accordance with Article 72 of the Company's Articles of Association Donald Babbs retires by rotation, and being eligible, offers himself for re-election at the AGM.

SHARE  CAPITAL  RESOLUTIONS

Resolution  4 - renewal of and extension of authority to allot shares
Resolution 4 will be proposed as an ordinary resolution to give the Directors a general authority, in accordance with Section 80 of the Companies Act 1985, to allot 20,000,000 ordinary shares (being ordinary shares of a nominal value of 100,000) in the Company equivalent to 54% of the current issued share capital. Under Association of British Insurers' guidelines, such authority would not normally exceed the lesser of the unissued Ordinary share capital of the Company or the sum equal to one-third of the Company's issued share capital. However, in view of the Company's stated strategy of consolidation in the Computer Aided Manufacturing market, the additional authority provides flexibility to act on opportunities for acquisitions or investments, which may arise prior to the following AGM. This authority replaces the authority given to the Directors on 18 June 2002.

Resolution 5 - renewal and extension of authority to disapply statutory pre-emption rights
Resolution 5 will be proposed as a special resolution to authorise the Directors to allot equity securities for cash (otherwise than pro rata to existing shareholders) in connection with an offer by way of rights which does not strictly comply with Section 89 of the Companies Act 1985 or otherwise up to a maximum aggregate nominal value of 75,000 (representing 40 per cent of the ordinary share capital of the Company presently in issue). Under Association of British Insurers' guidelines, such authority would not normally exceed 5% of the Company's issued share capital. As in resolution 4, the additional authority provides flexibility to act on opportunities for acquisitions or investments, which may arise.


                                              Printed by Folium www.folium.co.uk

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                   VI  GROUP  PLC

                                   BY  s/ELLIOT I. MILLER
                                     --------------------------------
                                       Elliot I. Miller
                                       Director and Deputy Chairman
                                       of VI Group plc


Date:  June 11, 2003